SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Boardwalk Equities Inc.

(Translation of Registrant’s Name Into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURE

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002

BOARDWALK EQUITIES INC.

By:	/s/ Paul Moon

Paul Moon Director of Corporate Communications

letter to shareholders

We are very pleased to report another record rental quarter for our company.

Highlights of the Company’s third quarter 2002 financial results include:

•	Rental revenues rose 23.6% to $63.6 million.

•	Net operating income increased 21.5% to $44.1 million.

•	Total Funds From Operations, or FFO, increased by 16.39% to $17.3 million, and on a per share basis increased by 13.3% to $0.34 from $0.30 in the same period last year.

•	FFO, excluding gains, rose by 17.1% to $17.3 million, and on a per share basis increased by 17.2% to $0.34 from $0.29.

The fundamentals for the multi-family rental sector in Canada remain attractive with very limited new supply and low vacancy rates, notwithstanding the continued strength and activity in the new and resale home markets.

The economies in our major markets continue to be healthy and we have continued to deliver solid internal growth from our stabilized portfolio.

In addition, we continue to be very pleased with the performance to date of our Nuns’ Island portfolio acquisition in Montreal which we completed earlier this year which has enabled the Company to deliver strong external growth.

Operational Highlights
 The average monthly rent realized in the third quarter of 2002 was $724 per unit, up $54, or 8% from $670 per unit for the same period last year. We estimate that the average monthly market rent for the Company’s properties at the end of September, 2002 was $787 per unit which compares to an average in-place rent per occupied unit of $744 for the nine months ended September 30, 2002. This translates into an estimated “loss-to-lease” of approximately $14 million, maintaining existing occupancy rates.

The average vacancy rate across the Company’s portfolio for the third quarter of 2002 was 4.35%, down slightly from 4.63% in the third quarter of last year.

While we have experienced a slight rise in turnover rates in our portfolio, we have been very proactive in our leasing and marketing efforts and have been able to maintain or reduce our vacancy rate in most of our markets.

Although turnover in the majority of our portfolio is consistent with prior years, markets where we have seen increases are Calgary, Airdrie, Fort MacMurray, Grande Prairie and Red Deer, which represent approximately 22% of our total portfolio. On average, turnover in Calgary and other Alberta markets was 55% on an annualized basis versus 50% last year.

Despite the increased amount of turnover in Calgary, our vacancy rate was reduced on a sequential basis compared to the previous quarter, as we had expected. However, our vacancy rate in Calgary of 6.1% in the third quarter increased from 3.7% in the same period last year. Despite this increase in vacancy, our same-property rental revenues for our stabilized portfolio in Calgary were up 1.0% in the third quarter compared to the prior year and our net operating income was down a modest 0.4%

Edmonton, our largest market, representing 37% of our total rental portfolio, continues to be characterized with consistent year-to-year turnover, approximating 50% on an annualized basis. Our vacancy rate in Edmonton was 3.9% in the latest quarter which is down from 5.0% in the same period last year. Our same-property portfolio in Edmonton in the third quarter showed year-over-year rental revenue growth of 7.6% and NOI growth of 9.0%.

We continue to be very pleased with the performance to date of our 3100-unit Nuns’ Island portfolio acquisition in Montreal, which closed during the second quarter of 2002. This is the first full quarter that this portfolio is included in our results. Turnover and vacancy in our Nuns’ Island properties remain very low.

Same-Property Results
 Boardwalk continued to show solid performance in its stabilized properties (defined as properties owned for over 24 months). For the three month period ended September 30, 2002, the Company’s stabilized portfolio had “same-property” rental growth of 4.2% and NOI growth of 3.8% compared to the same period last year.

For the nine month period ended September 30, 2002, the stabilized property portfolio had year-over-year rental growth of 6.0% and NOI growth of 7.5%.

Acquisition Activity
 Subsequent to the end of the third quarter of 2002, the Company closed on the acquisition of 5-8 Place de Merici at Les Jardins de Merici in Quebec City. This represents Boardwalk’s initial entry into the Quebec City market. The luxury residential rental property consists of four concrete high-rise buildings with a total of 341 residential units with a total rentable area of approximately 300,000 square feet. The acquisition price was $27.1 million, which equates to approximately $79,400 per unit and $90 per square foot, which is significantly below replacement cost. The acquisition closed on November 4, 2002.

Year-to-date, Boardwalk has acquired a total of over 3,500 units, increasing its portfolio to over 29,300 units. This represents a 13% increase in the Company’s portfolio from the end of 2001.

Continued Financial Strength
 The Company maintained its strong financial position in the quarter. Boardwalk’s total mortgage debt was $1.26 billion as at September 30, 2002 with a weighted average interest rate of 5.9%. The Company’s debt-to-total-market-capitalization ratio was 62.8% at the end of the quarter. The Company’s interest coverage ratio, excluding gains, continued to improve in the current year at 1.97 times for the nine month period, up from 1.86 times for the same period last year.

A recent exciting development for the Company was the successful completion of the refinancing of our Nuns’ Island portfolio. On November 1st, we closed on a new $152.6 million first mortgage for the portfolio. The mortgage is NHA-insured, has a five-year term maturing on November 1, 2007 and bears an interest rate of 5.23%. Part of the proceeds of the refinancing were used to repay $107.4 million outstanding balance of prior first and second mortgages on the property which had an overall weighted average interest rate of 9.3%.

This refinancing allows us to capitalize on the favorable interest rate environment and the NHA-insured status of the new mortgage will give us more flexibility in the future and ensured access to lower cost mortgage capital over the entire 25-year amortization period of the loan. It also serves to significantly enhance our return on equity in the project. The approximately $20 million of equity that was released from the refinancing further strengthens the Company’s ability to continue to take advantage of future acquisition opportunities that may arise.

letter to shareholders

Outlook
 Boardwalk remains well positioned to show continued improvement in results for the balance of the year, driven by both internal and external growth. We continue to demonstrate solid same-property performance with our portfolio which is concentrated in healthy markets. In addition, the acquisition of the Nuns’ Island portfolio in Montreal earlier this year together with the recent refinancing of that portfolio will continue to make a strong contribution to results going forward.

We are reiterating our previous fiscal 2002 guidance for FFO per share, excluding gains, of between $1.23 and $1.25, and for total FFO per share of between $1.25 and $1.27. For 2003, our guidance is for FFO per share of between $1.40 and $1.44, which does not include any contribution from property sales.

An issue which we have received questions on, from the investment community, is the Kyoto accord and its possible impact on Alberta, which is our largest market. The degree of uncertainty surrounding this issue is a concern. While details of the accord and any possible impact of it should it be ratified are ill-defined at the moment, the uncertainty created by it has begun to impact investment decisions in Alberta and in the tar sands region. To date, however, the Alberta economy has been resilient and we have benefited from the continued significant strength in our Edmonton market in particular.

A Kyoto worst-case scenario would be to impose a surcharge on every barrel of oil produced, essentially having the same effect of an oil price correction. We do have the benefit of history to help us better understand the correlation between the impact of low energy prices and Alberta rental revenue growth. During the last oil price correction to $12 US per barrel, Alberta rental revenues remained flat. We have not seen any predictions of a surcharge that would be anywhere near this severe.

In addition, economists are continuing to project strong economic growth for the Alberta economy. CMHC recently released their economic outlook for Alberta which stated “Economic growth in Alberta will reach 2.7% in 2002, before leaping to 4.5% in 2003. This will place Alberta as one of the top performers in the country.” And the Conference Board of Canada’s recent provincial economic outlook report which calls for Alberta to lead the country in GDP growth next year.

The Company’s recently announced acquisition in Quebec City has served to further enhance our geographic diversity and scope. With the entry into both the Montreal and Quebec City markets this year, we have expanded the Company’s geographic presence into major market areas that are greater than all of our previous major markets combined. This should provide us with even greater abilities to explore growth opportunities going forward. In aggregate, Montreal and Quebec City have over 530,000 rental units, which represents just over 35% of the total units in all central market areas in Canada.

We will also continue to investigate opportunities to expand our operations into other major markets in Canada as part of our strategy of building a truly national platform.

Respectfully,

Sam Kolias	Mike Hough

President and Chief Executive Officer	Senior Vice President

management’s discussion & analysis

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

management’s discussion and analysis
 The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2001, Financial Statements and the Notes thereto along with all other publicly posted information on the Company.

REVIEW OF OPERATIONS
 Overall, the Company reported strong financial results for both third quarter of fiscal 2002 as well as for year to date. For the three months ended September 30, 2002 the Company reported Funds From Operations (“FFO”), of $0.34, up 13.3% from the $0.30 reported for the three months ended September 30, 2001. For the nine months ended September 30, 2002, FFO was $0.99, an increase of 8.8% from the $0.91 posted for the comparative period.

The increase posted in the latest quarter is the combined results of continued strong operation performance along with the May 1, 2002 closing of a major portfolio acquisition of 3,100 units in Montreal.

FFO is the generally accepted measure of operating performance of real estate companies. FFO is a not a concept referenced under Generally Accepted Accounting Principals, however is calculated by the company by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The amount is currently reference on Boardwalk’s Consolidated Statement of Cash Flows. The determination of this amount may be different among real estate companies.

Boardwalk continues to have a diversified portfolio located in 13 different cities, as of September 30, 2002, and as such does not rely heavily on one specific municipal location. The majority of Boardwalk’s units are located in Alberta.

Rental operations
 (CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	3 months	3 months		6 months	6months
	September 2002	September 2001	Change	September 2002	September 2001	Change

	(UNAUDITED)	(UNAUDITED)		(UNAUDITED)	(UNAUDITED)
Rental revenue	$63,641	$51,490	23.6%	$177,969	$151,807	17.2%

Expenses

Operating expenses	$6,867	$4,907		$18,664	$16,483

Utilities	6,377	5,428		22,374	21,239

Utilities rebate	–	(327)		(3,303)	(4,060)

Property taxes	6,334	5,205		17,253	14,883

	$19,578	$15,213	28.7%	$54,988	$48,545	13.3%

Average rent per month	$724	$670	8.1%	$712	$658	8.2%

Occupied rental levels	$757			$744

Estimated market rent levels	$787			$787

Rental revenues
 Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as interest generated from invested cash. The amount reported as interest income represents less than 1% of total rental revenue, and as such, has not been reported separately. All amounts reported on a per unit basis exclude interest in their determination.

Overall, Boardwalk’s rental revenues have increased by 23.6% for the three months ended September 30, 2002 versus the comparative periods. The increase is the combined result of internal growth and the acquisition of 3,100 apartment units in Montreal Quebec, which closed on May 1, 2002.

Boardwalk’s estimated loss-to-lease, representing the difference between estimated market rents and those occupied rents for the nine months ended September 30, 2002, maintaining current occupancy, totalled approximately $14 million on an annualized basis. The reader is cautioned that market rents can be very seasonal and as such will vary by quarter. The significance of this change could materially impact the amount above reported as “estimated loss to lease”. The significance of this estimate is that it can be an indicator of future rental performance assuming consistent economic conditions.

management’s discussion & analysis

Portfolio occupancy performance
 In the third quarter of fiscal 2002, the Company’s portfolio vacancy rate declined slightly to 4.35% as compared to 4.63% for the three months ended September 30, 2001. Although on a city-by-city basis the vacancy rates are fairly consistent, there was a noted decrease in Edmonton and Saskatoon, the result of the continued stabilization of this portfolio. The increase in Calgary and Other Alberta areas is reflective, in part, of a more balanced market of supply and demand.

			1month	1month	Prior Quarters

	Q3	Q3	Oct	Oct	Q2	Q1	Q4	Q3	Q2	Q1
	2002	2001	2002	2001	2002	2002	2001	2001	2001	2001

Calgary	6.08%	3.65%	6.58%	3.10%	9.06%	6.20%	3.36%	3.65%	4.58%	5.23%

Edmonton	3.92%	5.00%	4.07%	4.77%	4.50%	3.47%	4.02%	5.00%	5.20%	3.94%

Kitchener	2.53%	2.63%	2.13%	1.82%	3.34%	2.84%	2.13%	2.63%	2.63%	2.74%

London	4.03%	4.87%	4.79%	3.78%	4.57%	4.79%	4.20%	4.87%	7.85%	9.33%

Other Alberta	9.73%	4.75%	9.54%	4.94%	10.79%	7.74%	5.71%	4.75%	5.59%	3.54%

Regina	4.15%	4.56%	2.62%	2.90%	7.81%	5.50%	3.10%	4.56%	9.26%	6.09%

Saskatoon	3.91%	5.40%	3.82%	4.45%	6.50%	5.14%	3.67%	5.40%	11.48%	5.02%

Windsor	5.03%	4.36%	5.16%	2.90%	6.54%	5.05%	4.17%	4.36%	5.01%	4.02%

Montreal	0.86%	–	1.16%	–	0.19%	–	–	–	–	–

Grand Total	4.35%	4.63%	4.43%	4.02%	5.90%	4.79%	3.89%	4.63%	6.17%	4.85%

Expenses
 Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses increased by 28.7% in the three months ended September 30, 2002 as compared to those reported in the comparative three month period. The increase reflects the combined effect of the recent property acquisitions along with upward pressure on property taxes, insurance and personnel costs.

Same-property results
 With the significant acquisition in Montreal in the second quarter of the year, Boardwalk’s overall percentage of stabilized properties has decreased to 84% from the 93% reported in the first quarter of the year. At September 30, 2002 a total of 24,454 units were classified as stabilized representing 84% of the total portfolio. The following table provides the year-over-year changes in “same-property” results for the three and nine months ended September 30, 2002.

		Rental expenses				% of
	Rental					stabilized
3 MONTHS ENDED SEPTEMBER 30, 2002	revenues	Utilities	Other	Total	NOI	NOI

Calgary	1.0%	(2.2%)	9.4%	4.8%	(0.4%)	24.4%

Edmonton	7.6%	(4.4%)	10.9%	4.4%	9.0%	43.4%

Ontario	4.6%	9.7%	10.2%	10.1%	1.2%	13.0%

Other Alberta	(0.8%)	(20.5%)	11.0%	(1.4%)	(0.5%)	6.2%

Saskatchewan	1.6%	(20.4%)	11.8%	3.3%	0.7%	13.2%

	4.2%	(5.0%)	10.7%	4.9%	3.8%	100.0%

		Rental expenses				% of
	Rental					stabilized
6 MONTHS ENDED JUNE 30, 2002	revenues	Utilities	Other	Total	NOI	NOI

Calgary	4.1%	14.1%	4.0%	7.7%	2.9%	24.9%

Edmonton	8.8%	(1.4%)	(0.7%)	(1.0%)	12.9%	44.1%

Ontario	6.3%	(8.3%)	6.2%	0.5%	11.3%	11.9%

Other Alberta	1.8%	(3.3%)	7.9%	4.2%	1.0%	6.2%

Saskatchewan	2.6%	12.7%	5.7%	7.7%	(0.5%)	12.8%

	5.9%	1.8%	3.2%	2.7%	7.5%	100.0%

For the current quarter stabilized properties posted revenue growth of 4.2% and in NOI growth of 3.8%. For the nine months ended September 30, 2002, Boardwalk’s stabilized portfolio reported revenue growth of 5.9% and NOI growth of 7.5%.

Administration
 Boardwalk’s administrative expenses increased by 18% and 17% respectively in the third quarter and first nine months of 2002 compared to the same periods last year. The increases are the combined result of wage inflation, the initiation of a revised executive compensation plan and additional administration expenses relating to the Montreal acquisition.

Financing costs
 Financing costs have increased 22% and 13% respectively for the three and nine months ended September 30, 2002 compared to the same periods last year. The increases reflect additional financing charges relating to the debt assumed on the Montreal acquisition, and increased leverage on the Corporation’s existing portfolio somewhat offset by lower market finance rates.

Deferred financing costs amortization
 In the latest quarter, Boardwalk has separated the amount charged as deferred financing cost amortization from the financing cost category. The amounts reported as deferred financing cost amortization relate to CMHC premiums, which are paid as part of first mortgage financing. Under current reporting requirements, if the corporation replaces an existing mortgage with a new mortgage all costs associated with the original mortgage, including the un-amortized balance of the CMHC Premium are required to be charged to income in the period that this occurs. As a result of this, and due to the variable timing and strategy with respect to each mortgage at maturity, the amounts reported will vary between periods. The significant increase in the current quarter is the result of a higher level of refinancing that has occurred.

Amortization
 Overall, amortization reported for the three and nine month period, ended September 30, 2002 has decreased slightly from the comparative year-ago periods. The decrease is mainly the result of an adjustment to the estimates of the existing non building assets. The change in estimate was treated prospectively.

Real Estate Assets
 At September 30, 2002, the Company’s revenue producing properties totalled $1.6 billion, up from $1.4 billion at the beginning of the year. The increase reflects in large part the Nuns’ Island acquisition in the second quarter of 2002. During the third quarter of fiscal 2002, the Corporation acquired 52 units in the Regina, Saskatchewan. The purchase price of the transaction was $1.85 million. This was funded through cash of approximately $0.65 million and the assumption of $1.2 million of debt.

For the nine months ended September 2002, Boardwalk invested a total of $26.8 million back into its buildings in the form of project enhancements. The chart below provides a breakdown of where these funds were allocated.

Included in these amounts is approximately $3.2 million of capitalized on site wages and salaries, representing the estimate of site personnel cost in assisting with the completion of capital projects.

Liquidity and capital resources
 The Company’s financial position continues to be strong, with the overall mortgage level reported at 80% of depreciated book value and with the portfolio over 85% CMHC insured at September 30, 2002. The decrease from the 93% CMHC insured coverage at March 31, 2002 is the result of the assumption of debt on the Montreal acquisition which was not insured. Boardwalk currently has an unused operating facility with a major financial institution in the amount of $28.5 million. In addition, the company is expecting to be able to refinance existing maturing mortgages resulting in the release of an additional $29 million prior to the end of the fiscal year. The weighted average interest rate on the Company’s mortgages was 5.91% as at September 30, 2002. For the current period Boardwalk’s interest coverage ratio was 1.99 times, an amount that is consistent with the comparative period. For the nine months ended September 30, 2002 interest coverage was 1.97 as compared to 1.86 for its comparative period. The increase is the combined result of overall increased internal performance and a lower overall weighted average interest rate.

management’s discussion & analysis

Mortgage schedule (CDN$ THOUSANDS)
Fiscal year	Mortgage balance	Interest rate	% Maturity

2002	$60,440	4.53%	5%

2003	$142,915	5.71%	11%

2004	$97,775	5.86%	8%

2005	$71,937	6.28%	6%

2006	$91,408	5.92%	7%

2007	$70,064	5.96%	6%

2008	$361,065	5.78%	29%

2009	$158,822	6.07%	13%

2010	$67,148	6.69%	5%

2011	$75,338	6.23%	6%

2012	$29,337	6.44%	2%

Subsequent	$32,694	6.45%	3%

Grand Total	$1,258,942	5.91%	100%

SIGNIFICANT SUBSEQUENT EVENTS
 There were two significant events that occurred subsequent to the end of the current quarter, these are as follows;

Property Acquisitions
 On November 4, 2002 the Corporation acquired 341 units in Quebec City for a purchase price of $27.1 million. The acquisition was financed in part by a mortgage loan of approximately $20.6 million ( one year term at 4.54%) and the balance from the Corporation’s existing cash and line of credit.

Mortgage Refinancing
 On November 1, 2002, the Corporation refinanced the $109.8 million (interest rate – 9.32%) of mortgages assumed on the May 1, 2002 Nun’s Island portfolio acquisition in Montreal. The new mortgage of $152.6 million (interest rate – 5.23%) matures on November 1, 2007 and is CMHC insured. At June 30, 2002, management booked a fair value adjustment of $19.5 million to mortgages payable, which represented an estimate, based on market interest rates, of the cost of refinancing the assumed mortgages. Upon refinancing, the actual amount of the adjustment was $18.8 million. The resulting difference in the fair value of the debt settled ($0.8 million) will be reported as a gain on debt settlement in the three months ended December 31, 2002.

FINANCIAL OUTLOOK AND MARKET GUIDANCE
 The third quarter of fiscal 2002 recorded strong operating results and we currently believe that we are on track to meet our previously stated guidance for fiscal 2002. Our guidance for 2002 for FFO per share, excluding gains, is between $1.23 and $1.25. In addition, we continue to anticipate approximately a two cent per share FFO contribution from property sales in 2002 which would result in our expectations for total FFO per share for the year being between $1.25 and $1.27. For fiscal 2003 Boardwalk has provided total FFO guidance with a range of $1.40 to $1.44 per share, which assumes no gains from the sale of properties. As previous disclosed, Boardwalk has committed to the expensing the imputed costs of stock options. The forecasted amount does not include any option expense amount. Our policy is to expense stock options on a prospective basis, effective January 1, 2003, and at this time we do not anticipate issuing any new stock options during fiscal 2003.

FORWARD-LOOKING STATEMENTS
 This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

Respectfully, Roberto A. Geremia Senior Vice President, Finance, and Chief Financial Officer

consolidated financial statements

CONSOLIDATED BALANCE SHEETS
 (CDN$ THOUSANDS)

	September 30,	December 31,
As at	2002	2001

	(UNAUDITED)	(AUDITED)
Assets

Revenue producing properties	$1,576,497	$1,381,541

Properties held for resale	6,999	6,630

Mortgages and accounts receivable	14,218	22,325

Other assets	13,695	11,846

Tenants’ security deposits	9,440	8,320

Deferred financing costs	33,288	32,957

Cash and short-term investments	–	25,672

	$1,654,137	$1,489,291

Liabilities

Mortgages payable	$1,258,942	$1,108,406

Accounts payable and accrued liabilities	16,636	19,525

Bank indebtedness (NOTE 7)	674	–

Refundable tenants’ security deposits and other	10,896	10,418

Capital lease obligations	4,852	7,203

Future income taxes (NOTE 5)	63,798	58,755

	$1,355,798	$1,204,307

Shareholders’ equity

Share capital (NOTE 2)	$265,250	$258,202

Retained earnings	33,089	26,782

	$298,339	$284,984

	$1,654,137	$1,489,291

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias	David V. Richards

Director	Director

consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
FOR THE PERIOD ENDED

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Revenue

Rental income	$177,969	$151,804	$63,641	$51,490

Sales – properties held for resale	7,498	18,244	–	232

	$185,467	$170,048	$63,641	$51,722

Expenses

Revenue producing properties

Operating expenses	$18,664	$16,483	$6,867	4,907

Utilities	22,374	21,239	6,377	5,428

Utility rebate (NOTE 6)	(3,303)	(4,060)	–	(327)

Property taxes	17,253	14,883	6,334	5,205

Cost of sales – properties held for resale	6,531	10,646	–	121

Administration	14,371	12,284	4,681	3,967

Financing costs	55,149	48,916	19,767	16,235

Deferred financing costs amortization	2,501	1,395	1,478	538

Amortization	34,001	38,611	11,487	13,329

	$167,541	$160,397	$56,991	$49,403

Operating earnings before the following	$17,926	$9,651	$6,650	$2,319

Provision for loss on technology investments	–	27,515	–	27,515

Operating earnings (loss) before future income taxes	$17,926	$(17,864)	$6,650	$(25,196)

Large corporations taxes	2,347	2,333	824	755

Future income taxes (NOTE 5)	6,216	(10,689)	2,383	(8,672)

Net earnings (loss) for the period	$9,363	$(9,508)	$3,443	$(17,279)

Net earnings (loss) per share (NOTE 3)

Basic	$0.19	$0.19	$0.07	$(0.34)

Diluted	$0.19	$0.19	$0.07	$(0.34)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS) (AUDITED)

	9 months	9 months
As at	September 2002	September 2001

	(UNAUDITED)	(UNAUDITED)
Retained earnings, beginning of period	$26,782	$47,788

Net earnings (loss)	9,363	(9,508)

Dividends paid	(2,477)	(2,496)

Premium on share repurchases	(579)	(333)

Retained earnings, end of period	$33,089	$35,451

CONSOLIDATED STATEMENT OF CASH FLOWS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
FOR THE PERIOD ENDED

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Cash obtained from (applied to):

Operating activities

Net earnings (loss)	$9,363	$(9,508)	$3,443	$(17,279)

Income taxes	6,216	(10,689)	2,383	(8,672)

Amortization	34,001	38,611	11,487	13,329

Amortization	–	27,515	–	27,515

Funds from operations	$49,580	$45,929	$17,313	$14,893

Net change in operating working capital	$2,032	(8,637)	(1,506)	1,936

Net change in properties held for resale	5,741	9,657	(116)	(87)

Total operating cash flows	$57,353	$46,949	$15,691	$16,742

Financing activities

Issue of common shares for cash (net of issue costs)	$7,515	$1,941	$1,931	$486

Stock repurchase program	(1,045)	(613)	–	(608)

Dividends paid	(2,477)	(2,496)	–	–

Financing of revenue producing properties	130,629	96,583	29,746	25,146

Repayment of debt on revenue producing properties	(112,435)	(96,188)	(36,506)	(25,066)

Deferred financing costs	(1,167)	(1,542)	687	95

	$21,020	$(2,315)	$(4,142)	$53

Investing activities

Purchase of revenue producing properties (NOTE 4)	$(75,442)	$(14,542)	$(625)	$(7,804)

Project improvements to revenue producing properties	(26,786)	(39,349)	(11,840)	(10,667)

Technology	(2,491)	(10,353)	(1,818)	(4,565)

	$(104,719)	$(64,244)	$(14,283)	$(23,036)

(Decrease) increase in cash and cash equivalents balance during period	$(26,346)	$(19,610)	$(2,734)	$(6,241)

Cash and cash equivalents, beginning of period	25,672	21,055	2,060	7,686

Cash and cash equivalents, (Indebtedness) end of period (NOTE 7)	$(674)	$1,445	$(674)	$1,445

Funds from operations per share

Basic	$1.00	$0.92	$0.35	$0.30

Diluted	$0.99	$0.91	$0.34	$0.30

Taxes Paid	$2.347	$2,670	$824	$846

Interest Paid	$54,262	$48,833	$20,775	$16,539

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consolidated financial statements

notes to the consolidated financial statements
For the nine months and three months ended September 30, 2002
(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.     BASIS OF PRESENTATION
 These unaudited interim consolidated financial statements have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2001. Certain comparative figures have been reclassified to conform with the current period’s presentation. The interim financial statements should be read in conjunction with the audited financial statements.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002.

2.     SHARE CAPITAL
(a) Issued

	September 30, 2002		December 31, 2001

	Number	Amount	Number	Amount

Common shares outstanding (THOUSANDS)	50,001	$265,250	49,404	$258,202

(b)  Stock options
 The Corporation has a stock option plan that provides for the granting to directors, officers and associates of the Corporation options to purchase up to 10,643,636 (December 31, 2001 – 9,136,441) common shares. As at September 30, 2002, there are a total of 3,710,544 (December 31, 2001 – 3,647,834) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92 (December 31, 2001 – $9.11 to $22.92). These options expire up to August 28, 2012. All options are issued at market prices.

	September 30, 2002		December 31, 2001

		Weighted-		Weighted-
	3 months	average	12 months	average
	options	exercise price	options	exercise price

Outstanding at beginning of period	3,647,834	$12.60	4,399,288	$12.37

Granted	929,722	12.16	205,000	10.48

Exercised	(683,599)	11.00	(371,157)	5.63

Forfeited	(183,413)	18.01	(585,297)	14.55

Outstanding at end of period	3,710,544	$12.51	3,647,834	$12.60

Options exercisable at period end
 The following table summarized information about the options outstanding at June 30, 2002:

	Options outstanding			Options exercisable

		Weighted-			Weighted-
		average	Weighted-		average	Weighted-
		remaining	average		remaining	average
	Number	contract	exercise	Number	contract	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	life (years)	price
$9.01 to $11.00	700,400	7.4	$9.39	638,200	7.4	$9.37

$11.01 to $13.00	2,048,022	6.9	$11.97	969,698	7.5	$11.82

$13.01 to $15.00	411,522	6.3	$14.04	277,638	5.9	$13.88

$15.01 to $17.00	369,900	5.2	$16.07	236,540	4.4	$16.09

$17.01 to $19.00	81,700	0.4	$17.92	81,700	0.4	$17.92

$19.01 to $21.00	28,000	0.4	$19.73	28,000	0.4	$19.73

$21.01 to $23.00	71,000	0.6	$22.55	71,000	0.6	$22.55

	3,710,544	6.4	$12.51	2,302,776	6.4	$12.51

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the consolidated financial statements for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs of using the fair value method, whereby compensation costs had been recorded in net earnings, must be disclosed. If the fair value method had been used, the Company’s net earnings and net earnings per share would approximate the following pro forma amounts:

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	9 months	3 months
	September 30,	September 30,
	2002	2002

Compensation Costs	$(1,381)	$(535)

Net Earnings

As reported	$9,363	$3,443

Pro forma	$7,982	$2,908

Net Earnings per Common Share Basic

As reported	$0.19	$0.07

Pro forma	$0.16	$0.06

Diluted

As reported	$0.19	$0.07

Pro forma	$0.16	$0.06

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.33%	5.14%

Expected lives (years)	7 – 10	7 – 10

Expected volatility	42.56%	40.02%

Dividend per share	0.05	0.05

consolidated financial statements

3.     PER SHARE CALCULATIONS
 The following table sets forth the computation of basic and diluted earnings per share with respect to earnings (loss).

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Numerator

Net (loss) earnings for the period	$9,363	$(9,508)	$3,443	$(17,279)

Funds from operations	$49,580	$45,929	$17,313	$14,893

Denominator

Denominator for basic earnings per share – weighted average shares	49,600	50,038	49,879	50,204

Effect of dilutive securities

Stock options	513	190	662	267

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,113	50,228	50,541	50,471

Basic earnings (loss) per share	$0.19	$(0.19)	$0.07	$(0.34)

Diluted earnings (loss) per share	$0.19	$(0.19)	$0.07	$(0.34)

Basic FFO per share	$1.00	$0.92	$0.35	$0.30

Diluted FFO per share	$0.99	$0.91	$0.34	$0.30

4.     DISPOSITIONS AND ACQUISITIONS OF REVENUE PRODUCING PROPERTIES
Dispositions
 (CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Cash received	$3,026	$13,544	$—	232

Vendor take back mortgage	500	4,700	—	—

Debt assumed	3,972	—	—	—

Total proceeds	$7,498	$18,244	$—	232

Net book value	$6,531	$10,646	$—	121

Gain on sale	$967	$7,598	$—	111

Units sold	121	236	—	—

Acquisitions
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Cash paid	$75,442	$14,542	$625	7,804

Debt assumed	110,828	29,641	1,231	15,586

Shares issued	–	7,116	—	—

Total purchase price	186,270	51,299	1,856	23,390

Fair value adjustment to debt	19,500	—	—	—

Book value	$203,770	$51,299	$—	23,390

Units acquired	3,212	1,242	52	531

5.     FUTURE INCOME TAXES
 The future income tax expense is computed as follows:
(CDN$ THOUSANDS)

	9 months	9 months	3 months	3 months
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Tax expense based on expected rate of 36% (2001 – 40%)	$6,415	$(6,431)	$2,379	$(9,089)

Non-taxable portion of capital gains and other	(199)	(979)	4	417

Adjustment for change in effective tax rate	–	(3,279)	–	–

Income tax expense (recovery)	$6,216	$(10,689)	$2,383	$(8,672)

The future income tax liability is calculated as follows:

	September 30,	December 31,
As at	2002	2001

Tax assets related to operating losses	$61,399	$52,991

Tax liabilities related to differences in tax and book basis	(125,197)	(111,746)

Future income tax liability	$(63,798)	$(58,755)

6.     UTILITY REBATE
 As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy & Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets, to ATCO North customers in the form of a one time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

For the period ended September 30, 2001, the Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program in 2002.

7.     DEMAND FACILITIES
 The Corporation has a demand facility in the form of an acquisition and operating line. This demand facility is secured by pledge of specific assets. The maximum varies with the value of pledged assets to a maximum not to exceed $100 million, an amount of $0.67 million was outstanding as at September 30, 2002. This facility carries an interest rate of prime plus 0.5% per annum, and has no fixed terms of repayment. The facility is reviewable annually by the Bank.

8.     SUBSEQUENT EVENTS
Property acquisitions
 On November 4, 2002, the Corporation acquired 341 units in Quebec City for a purchase price of $27.1 million. The acquisition was financed in part by a mortgage loan of approximately $20.6 million ( one year term at 4.54%) and the balance from the Corporation’s existing cash and line of credit.

Mortgage Refinancing
 On November 1, 2002, the Corporation refinanced the $109.8 million (interest rate – 9.32%) of mortgages assumed on the May 1, 2002 Nun’s Island portfolio acquisition in Montreal. The new mortgage of $152.6 million (interest rate – 5.23%) matures on November 1, 2007 and is CMHC insured. At June 30, 2002, management booked a fair value adjustment of $19.5 million to mortgages payable, which represented an estimate, based on market interest rates, of the cost of refinancing the assumed mortgages. Upon refinancing, the actual amount of the adjustment was $18.8 million. The resulting difference in the fair value of the debt settled ($0.8 million) will be reported as a gain on debt settlement in the three months ended December 31, 2002.

9.     COMMITMENTS
 The Company has entered into five sequential financial contracts to hedge the cost of natural gas supply in Alberta. Each of these contracts represent one calendar month from October 2002 through February 2003, and account for 80% of the Company’s requirements.

corporate information

EXECUTIVE OFFICES
Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R OW1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
141 Adelaide Street West
Suite 220
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

OFFICERS AND MANAGEMENT
R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President,
Corporate Development

John Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance,
and Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President and Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Shaun Renneberg
Vice President, Capital Projects

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

SOLICITORS
Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R OW1

BANKERS
TD Canada Trust
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS
Deloitte & Touche LLP
3000, 700 – 2nd Street SW
Calgary, Alberta
T2P 0S7

REGISTRAR AND TRANSFER AGENT
ComputershareTrust
Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

STOCK EXCHANGES
The Toronto Stock Exchange
The New York Stock Exchange

INVESTOR AND
SHAREHOLDER INFORMATION
Investor Relations
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: investor.bwalk.com
Email: investor@bwalk.com

Paul Moon
Director of Corporate Communications

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